CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
INTERACTIVE SYSTEMS WORLDWIDE INC.

Interactive Systems Worldwide Inc. (the “Corporation”), a corporation organized and existing under the Delaware General Corporation Law (the “DGCL”), hereby certifies that, in accordance with Section 242 of the DGCL, a resolution setting forth the following amendment to the Corporation’s Certificate of Incorporation was duly adopted by the Board of Directors of the Corporation and, at a meeting of stockholders of the Corporation, was approved by a majority of the holders of the outstanding stock of the Corporation entitled to vote thereon.

FIRST: Section A of Article FOURTH of the Corporation’s Certificate of Incorporation is hereby amended to read in its entirety as follows:

I. FOURTH: A. The total number of shares of capital stock which may be issued by the Corporation is eighty-two million (82,000,000), divided into classes of which eighty million (80,000,000) shall be Common stock, par value $.001 per share, and of which two million (2,000,000) shall be Preferred Stock, par value $.001 per share.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by Bernard Albanese, its Chairman of the Board, President and Chief Executive Officer, this 17th day of September 2007.

s/Bernard Albanese
Bernard Albanese
Chairman of the Board, President, and Chief Executive Officer